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                                                                    EXHIBIT 23.3



INDEPENDENT AUDITORS' CONSENT

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of Convergys Corporation of our report dated June 15, 2001 with respect to the consolidated balance sheets of Geneva Technology Limited and subsidiaries as of December 31, 2000 and May 31, 2000, respectively, and the related consolidated profit and loss account and cash flow statement for the year ended May 31, 2000 and the related consolidated profit and loss account, cash flow statement and statement of total recognized gains and losses for the year ended December 31, 2000 which report appears in the December 31, 2001 annual report on Form 10-K of Convergys Corporation, although none of the aforementioned financial statements are separately presented therein.


KPMG LLP
London, England
December 12, 2002